                          MARTIN CURRIE BUSINESS TRUST
                            OPPORTUNISTIC EAFE FUND








                                 ANNUAL REPORT

                                 APRIL 30, 1997

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997


OBJECTIVE      Long term capital appreciation through active management of a diversified portfolio of international equities outside the USA and Canada.

LAUNCH DATE    July 1, 1994

FUND SIZE      $120.6m

PERFORMANCE   Total return from May 1, 1996 through April 30, 1997
SINCE LAUNCH
              -  MCBT - Opportunistic EAFE (excluding all
                 transaction fees)                                +3.9%
              -  MCBT - Opportunistic EAFE (including all
                 transaction fees)                                +2.3%
              -  The Morgan Stanley Capital International
                 EAFE Index                                       (0.6%)

              Annualized total return from July 1, 1994 through April 30, 1997

              -  MCBT - Opportunistic EAFE (excluding all
                 transaction fees)                                +6.3%
              -  MCBT - Opportunistic EAFE (including all
                 transaction fees)                                +5.7%
              -  The Morgan Stanley Capital International
                 EAFE Index                                       +5.6%

                                     [graph]

(a) Commencement of investment operations.

Performance shown is net of all fees after reimbursement from the Manager. Returns and net asset values of fund investments will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. The total returns would have been lower had certain expenses not been waived during the period shown. Each performance figure including all transaction fees assumes purchase at the beginning and redemption at the end of the stated period and is calculated using an offering price which reflects a transaction fee of 75 basis points on purchase and 75 basis points on redemption. Transaction fees are paid to the Fund to cover trading costs.
 Past performance is not indicative of future performance.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997


PORTFOLIO        Markets slipped back over the twelve month period.  But with a
COMMENTS         positive return, we outperformed the falling MSCI EAFE Index.

                 Compounded by a weak currency, JAPAN has performed very poorly
                 - although many of the blue chip exporters which form the core of our portfolio have seen new highs. Having had a currency hedge in place for much of the year, we removed it in January. We reduced our weighting in August and continued to sell stock until February. We are now very underweight in comparison with the index.

                 We have continued to add to our positions in CONTINENTAL EUROPE. Local markets have been very strong, although weaker currencies have reduced overall returns to a US dollar investor. Restructuring and the enhancement of shareholder value have been persistent themes and our portfolio reflects this. We have added to our holdings in such stocks as Michelin and Volkswagen. We have been positive about the UK, where a strengthening currency and a stable economic background have helped stockmarkets. The change in government was very well received by financial markets.

                 In ASIA, we have been very selective as the region is becoming less homogenous. Our preferred markets are Hong Kong, Indonesia, the Philippines and India.

                 We increased our weighting to LATIN AMERICA at the end of 1996 and were rewarded by good returns. We have recently taken profits from some of our holdings in the region.

                 Outlook
                 -------

                 We are confident that selected markets can make good progress over the coming 12 months. Superior growth in Latin America and Asia should feed through into stock prices. In Continental Europe, the restructuring has only just begun. We are more cautious on Japan at the moment, as the economy has shown no signs of recovering.

INVESTMENT       All members of the investment team report directly to Joe
MANAGER PROFILE  Scott Plummer (Chief Investment Officer), who has 27 years of investment experience. All funds are managed on a team basis with a named director heading each team.

                 Tony Hanlon has managed the MCBT Opportunistic EAFE Fund since inception.

                 He graduated from Glasgow University in 1984 with a degree in Public Law and completed an MBA at Manchester Business school in 1986. He then worked for Salomon Brothers International in New York and London as an institutional bond salesman. Tony joined Martin Currie in 1988, working in the North American team. He was appointed an investment manager in 1991 and promoted to director in 1993. As head of the Strategy and Asset Control team, he has responsibility for communicating and monitoring our investment strategy.

                                                   MCBT OPPORTUNISTIC EAFE FUND
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                                                      PROFILE AT APRIL 30, 1997


ASSET ALLOCATION
(% of net assets)



 5%    Other Net Assets
15%    Pacific Basin
 2%    Other Areas
16%    Japan
 9%    Latin America
53%    Europe





LARGEST HOLDINGS
BY REGION/COUNTRY                                          % OF NET ASSETS


                EUROPE

                Roche Holdings                (Switzerland)    1.8
                Novartis                      (Switzerland)    1.8
                Internationale Nederlanden    (Netherlands)    1.7

                JAPAN

                Rohm                                            1.4
                Canon                                           1.3

                PACIFIC BASIN

                Cheung Kong Holdings          (Hong Kong)       1.4
                HSBC Holdings                 (Hong Kong)       1.2

                LATIN AMERICA

                Telebras, ADR                 (Brazil)          1.3

                OTHER AREAS

                Indian Opportunities Fund     (India)           0.8

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                                                   MCBT OPPORTUNISTIC EAFE FUND
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                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                     SHARES          VALUE
                                                                     ------          -----
COMMON AND PREFFERED STOCKS AND EXCHANGEABLE NOTES - 95.4%
EUROPE - 52.8%
  AUSTRIA - 0.8%
    VA TECHNOLOGIE                                                    6,000        $  932,370
                                                                                   ----------
    TOTAL AUSTRIA - (COST $827,060)                                                   932,370
                                                                                   ----------

  DENMARK - 1.0%
    NOVO NORDISK, CL B                                               12,500         1,236,591
                                                                                   ----------
    TOTAL DENMARK - (COST $1,165,855)                                               1,236,591
                                                                                   ----------

  FRANCE - 7.3%
    AIR LIQUIDE                                                       9,270         1,396,099
    AXA                                                              25,926         1,595,138
    ELF AQUITAINE                                                    10,303           999,143
    MICHELIN, CL B                                                   24,500         1,368,877
    RHONE-POULENC, CL A                                              40,000         1,345,327
    SCHNEIDER                                                        26,400         1,488,152
    SEITA                                                            17,300           615,941
                                                                                   ----------
    TOTAL FRANCE - (COST $7,777,446)                                                8,808,677
                                                                                   ----------

  GERMANY - 8.7%
    DEUTSCHE BANK                                                    33,000         1,741,656
    DEUTSCHE TELEKOM                                                 14,342           311,221
    HOECHST                                                          49,800         1,955,422
    MANNESMANN                                                        4,300         1,690,900
    SGL CARBON                                                       10,000         1,394,503
    VEBA                                                             30,202         1,555,617
    VOLKSWAGEN                                                        2,900         1,843,689
                                                                                   ----------
    TOTAL GERMANY - (COST $8,371,167)                                              10,493,008
                                                                                   ----------

  ITALY - 0.8%
    ENI                                                             200,913         1,019,717
                                                                                   ----------
    TOTAL ITALY - (COST $952,721)                                                   1,019,717
                                                                                   ----------

  NETHERLANDS - 4.3%
    ELSEVIER                                                         99,630         1,595,471
    INTERNATIONALE NEDERLANDEN                                       51,377         2,017,318
    PHILIPS ELECTRONICS N.V.                                         30,000         1,565,980
                                                                                   ----------
    TOTAL NETHERLANDS - (COST $3,534,777)                                           5,178,769
                                                                                   ----------

  SPAIN - 3.3%
    BANCO DE SANTANDER                                               24,980         1,879,416
    CENTROS COMERCIALES CONTINENTE                                   38,944           657,923
    TELEFONICA DE ESPANA                                             55,000         1,408,810
                                                                                   ----------
    TOTAL SPAIN - (COST $3,200,530)                                                 3,946,149
                                                                                   ----------


See notes to financial statements.

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                                                   MCBT OPPORTUNISTIC EAFE FUND
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                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                     SHARES          VALUE
                                                                     ------          -----
EUROPE - CONTINUED
  SWEDEN - 1.8%
    ABB AB, SERIES A                                                134,000      $  1,631,293
    ERICSSON L.M., CL B                                              17,727           560,416
                                                                                 ------------
    TOTAL SWEDEN - (COST $2,004,509)                                                2,191,709
                                                                                 ------------

  SWITZERLAND - 5.0%
    NOVARTIS                                                          1,610         2,121,037
    ROCHE HOLDINGS                                                      260         2,195,916
    ZURICH VERSICHER                                                  5,190         1,704,063
                                                                                 ------------
    TOTAL SWITZERLAND - (COST $4,831,825)                                           6,021,016
                                                                                 -----------

  UNITED KINGDOM - 19.8%
    BRITISH TELECOMMUNICATIONS                                      169,200         1,239,520
    CABLE & WIRELESS                                                134,000         1,031,876
    GENERAL ELECTRIC                                                120,000           712,454
    GKN                                                              80,530         1,241,232
    GLAXO WELLCOME                                                   68,260         1,341,967
    GRANADA                                                          79,435         1,147,108
    LADBROKE                                                        321,000         1,196,597
    LASMO                                                           251,419           908,694
    LLOYDS TSB                                                      183,000         1,669,838
    MARKS & SPENCER                                                 176,000         1,394,879
    MCKECHNIE                                                        74,020           592,640
    NFC                                                             358,136           821,333
    RECKITT & COLMAN                                                109,950         1,496,888
    ROYAL BANK OF SCOTLAND GROUP                                    145,000         1,367,747
    SAFEWAY                                                         153,571           851,236
    SCOTTISH POWER                                                  199,000         1,206,256
    SHELL TRANSPORT & TRADING                                        82,000         1,449,952
    SMITHS INDUSTRIES                                                92,751         1,133,456
    UNILEVER                                                         47,469         1,247,119
    WASSALL                                                         113,250           646,094
    WOLSELEY                                                        151,426         1,212,390
                                                                                 ------------
    TOTAL UNITED KINGDOM - (COST $19,388,669)                                      23,909,276
                                                                                 ------------

TOTAL EUROPE - (COST  $52,054,559)                                                 63,737,282
                                                                                 ------------

LATIN AMERICA - 8.8%
  ARGENTINA - 1.0%
    COMPANIA PEREZ COMPANC                                           74,303           602,657
    TELEFONICA DE ARGENTINA, ADR                                     18,000           598,500
                                                                                 ------------
    TOTAL ARGENTINA - (COST $786,145)                                               1,201,157
                                                                                 ------------

  BRAZIL - 3.2%
    COMPANIA VALE DO RIO DOCE, ADR                                   24,460           623,287
    ELECTROBRAS, ADR                                                 39,800           890,525
    PETROBRAS, ADR                                                   36,000           763,313


See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                     SHARES          VALUE
                                                                     ------          -----


LATIN AMERICA - CONTINUED
  BRAZIL - CONTINUED
    TELEBRAS, ADR                                                    13,480      $  1,546,830
                                                                                 ------------
    TOTAL BRAZIL - (COST $2,368,838)                                                3,823,955
                                                                                 ------------

  CHILE - 0.9%
    COMPANIA DE TELEFONOS DE CHILE, ADR                              34,000         1,100,750
                                                                                 ------------
    TOTAL CHILE - (COST $983,270)                                                   1,100,750
                                                                                 ------------

  MEXICO - 2.5%
    CEMEX, CL B                                                     200,000           732,398
    CIFRA SA DE CV, CL B                                            590,000           905,808
    CORPORACION INDUSTRIAL ALFA, CL A                                63,573           348,805
    EMPRESAS ICA SOCIEDAD, ADR                                       18,800           279,650
    GRUPO FINANCIERO BANAMEX, CL B                                  380,000           813,893
                                                                                 ------------
    TOTAL MEXICO - (COST $2,827,828)                                                3,080,554
                                                                                 ------------

  PERU - 0.3%
    PERU REAL ESTATE, CL B                                          250,000            32,833
    TELEFONICA DEL PERU, ADR, CL B                                   11,500           276,000
                                                                                 ------------
    TOTAL PERU - (COST $367,746)                                                      308,833
                                                                                 ------------

  VENEZUELA - 0.9%
    COMPANIA ANONIMA NACIONAL TELEFONOS, ADR, CL D *                 35,000         1,050,000
                                                                                 ------------
    TOTAL VENEZUELA - (COST $827,709)                                               1,050,000
                                                                                 ------------
TOTAL LATIN AMERICA - (COST  $8,161,536)                                           10,565,249
                                                                                 ------------

PACIFIC BASIN - 15.4%
  AUSTRALIA - 1.7%
    LEND LEASE CORPORATION                                           27,000           516,712
    NATIONAL AUSTRALIA BANK LIMITED                                  52,000           711,690
    NEWS CORPORATION                                                230,000           877,096
                                                                                 ------------
    TOTAL AUSTRALIA - (COST $2,176,219)                                             2,105,498
                                                                                 ------------

  HONG KONG - 9.3%
    AMOY PROPERTIES                                                 889,900           878,814
    CHEUNG KONG HOLDINGS                                            193,000         1,694,185
    CHINA LIGHT & POWER                                             140,000           630,737
    CHINA OVERSEAS LAND & INVESTMENT                              1,720,000           971,406
    CITIC PACIFIC                                                   105,000           567,934
    FIRST PACIFIC COMPANY                                           506,000           604,208
    HONG KONG TELECOMMUNICATIONS                                    650,000         1,115,988
    HSBC HOLDINGS                                                    57,164         1,446,349
    HUTCHISON WHAMPOA                                               187,700         1,393,242
    NEW WORLD DEVELOPMENT LIMITED                                   216,000         1,246,395
    SWIRE PACIFIC                                                    80,425           620,331
                                                                                 ------------
    TOTAL HONG KONG - (COST $9,950,395)                                            11,169,589
                                                                                 ------------


See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                     SHARES          VALUE
                                                                     ------          -----

PACIFIC BASIN - CONTINUED
  INDONESIA - 0.8%
    TELEKOMUNIKASI INDONESIA                                        700,000      $  1,015,432
                                                                                 ------------
    TOTAL INDONESIA - (COST $1,090,427)                                             1,015,432
                                                                                 ------------

  MALAYSIA - 2.0%
    AMMB HOLDINGS                                                   138,000           917,875
    EDARAN OTOMOBILE NASIONAL                                        75,000           707,942
    UNITED ENGINEERS                                                114,000           808,188
                                                                                 ------------
    TOTAL MALAYSIA - (COST $2,182,290)                                              2,434,005
                                                                                 ------------

  PHILIPPINES - 0.7%
    PHILIPPINE LONG DISTANCE TELEPHONE, ADR                          15,000           836,250
                                                                                 ------------
    TOTAL PHILIPPINES - (COST $902,372)                                               836,250
                                                                                 ------------

  SINGAPORE - 0.9%
    DEVELOPMENT BANK OF SINGAPORE                                    87,800         1,043,289
                                                                                 ------------
    TOTAL SINGAPORE - (COST $956,005)                                               1,043,289
                                                                                 ------------
TOTAL PACIFIC BASIN - (COST  $17,257,708)                                          18,604,063
                                                                                 ------------

OTHER AREAS - 1.9%
  INDIA - 1.9%
    INDIAN OPPORTUNITIES FUND (A) *                                 101,911           947,261
    SCHRODER INDIA FUND *                                            60,000           659,010
    VIDESH SANCHAR NIGAM LIMITED, GDR (B) *                          36,000           705,600
                                                                                 ------------
    TOTAL INDIA - (COST $2,677,590)                                                 2,311,871
                                                                                 ------------
TOTAL OTHER AREAS - (COST  $2,677,590)                                              2,311,871
                                                                                 ------------

JAPAN - 16.5%
    ASAHI DIAMOND                                                        80               628
    CANON                                                            65,000         1,541,340
    DDI                                                                 150           996,179
    EIDEN SAKAKIYA                                                   24,000           192,855
    HITACHI                                                         119,000         1,078,111
    ITO - YOKADO                                                     19,000           911,569
    KAMIGUMI                                                        100,000           494,741
    KYOCERA                                                           9,000           538,858
    MABUCHI MOTOR                                                    10,000           506,558
    MARUI                                                            41,000           675,070
    MBL INT'L. FINANCE (BERMUDA), EXCH. GTD NOTES, 3.00%,
      11/30/2002 (C)                                                720,000           732,600
    MITSUBISHI HEAVY INDUSTRIES                                     150,000           990,271
    MITSUI FUDOSAN                                                   68,000           776,775
    NIPPON EXPRESS                                                   82,000           565,250
    NITTO DENKO                                                      36,000           521,842
    NOMURA SECURITIES                                                43,000           481,034
    RISO KAGAKU                                                       6,400           378,146
    ROHM                                                             22,000         1,705,440
    SECOM COMPANY LIMITED                                             7,000           416,355



See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                                     SHARES          VALUE
                                                                     ------          -----
JAPAN - CONTINUED
    SHIMACHU                                                         17,000        $  408,477
    SHIN - ETSU CHEMICAL                                             44,950           906,543
    SONY                                                             20,600         1,499,539
    SUMITOMO ELECTRIC                                                77,000         1,043,369
    TAISHO PHARMACEUTICAL                                            25,000           618,427
    TOKIO MARINE & FIRE                                              43,000           420,057
    TOYOTA MOTOR CORPORATION                                         53,000         1,536,534
                                                                                 ------------
TOTAL JAPAN - (COST  $19,777,147)                                                  19,936,568
                                                                                 ------------

TOTAL COMMON AND PREFFERED STOCKS AND
    EXCHANGEABLE NOTES - (COST  $99,928,540)+                                     115,155,033
                                                                                 ------------

                                                                  PRINCIPAL
                                                                   AMOUNT
                                                                   ------
SHORT TERM INVESTMENT - 2.8%
    STATE STREET BANK AND TRUST REPURCHASE AGREEMENT,
          5.15%, 5/01/1997 (D)                                 $  3,364,000         3,364,000
                                                                                 ------------
TOTAL SHORT TERM INVESTMENT - (COST  $3,364,000)                                    3,364,000
                                                                                 ------------

TOTAL INVESTMENTS - (COST  $103,292,540) - 98.2%                                  118,519,033
CASH, RECEIVABLES AND OTHER ASSETS, LESS LIABILITIES - 1.8%                         2,130,774
                                                                                -------------
NET ASSETS - 100.0%                                                             $ 120,649,807
                                                                                -------------
                                                                                -------------


*   Non-income producing security.
(a) The Indian Opportunities Fund is managed by Martin Currie Bermuda Ltd., an affiliate of Martin Currie Inc.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $705,600 or 0.6% of net assets.
(c) Reflected at par value and denominated in U.S. dollars.
(d) The repurchase agreement, dated 4/30/97, $3,364,000 par due 5/01/97, is collateralized by United States Treasury Notes, 5.875%, due 7/31/97, with a market value of $3,431,991.

+ Percentages of long term investments are presented in the portfolio by country. Percentages of long term investments by industry are as follows:
    Aerospace 0.9%, Automobiles 3.4%, Banks 11.1%, Chemicals 5.8%, Conglomerates 4.0%, Construction & Building Materials 1.6%, Construction & Mining Equipment 0.2%, Diversified 0.5%, Drugs & Health Care 4.4%, Electric Utilities 3.5%, Electrical Equipment 2.8%, Electronics 5.5%, Engineering 1.4%, Financial Services 1.6%, Food & Beverages 1.2%, Hotels & Restaurants 1.0%, Household Products 2.3%, Industrial Machinery 3.7%, Insurance 3.4%, Investment Companies 1.3%, Leisure Time 0.9%, Mining 0.5%, Oil & Gas 4.3%, Petroleum Services 0.5%, Photography 1.3%, Publishing 2.0%, Railroads & Equipment 1.4%, Real Estate 5.2%, Retail Trade 5.0%, Telecommunications 3.2%, Telecommunications Services 4.0%, Telephone 4.3%, Tires & Rubber 1.1%, Tobacco 0.5%, Transportation 1.6%.


ADR American Depositary Receipts.
GDR Global Depositary Receipts.

See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                            STATEMENT OF ASSETS AND LIABILITIES
                                                                 APRIL 30, 1997


ASSETS
  Investments in securities, at value (cost $99,928,540) (Note B)                                    $  115,155,033
  Investments in repurchase agreements, at value (Note B)                                                 3,364,000
                                                                                                     --------------
     Total Investments                                                                                  118,519,033
  Cash                                                                                                          136
  Foreign currency, at value (cost $109,238) (Note B)                                                       109,099
  Receivable for investments sold                                                                         1,345,661
  Receivable for fund shares sold                                                                           446,632
  Dividend and interest receivable                                                                          389,620
  Foreign tax reclaims receivable                                                                            75,127
  Prepaid insurance expense                                                                                  10,080
  Deferred organization expenses (Note B)                                                                     5,528
                                                                                                     --------------
     TOTAL ASSETS                                                                                       120,900,916
                                                                                                     --------------
LIABILITIES
  Payable for fund shares repurchased                                                                           908
  Management fee payable (Note C)                                                                           199,512
  Administration fee payable (Note C)                                                                         7,916
  Trustees fees payable (Note C)                                                                              2,376
  Accrued expenses and other liabilities                                                                     40,397
                                                                                                     --------------
     TOTAL LIABILITIES                                                                                      251,109
                                                                                                     --------------
TOTAL NET ASSETS                                                                                     $  120,649,807
                                                                                                     --------------
                                                                                                     --------------
COMPOSITION OF NET ASSETS:
  Paid-in-capital                                                                                    $  107,650,631
  Undistributed net investment income                                                                       464,481
  Accumulated net realized loss on investment and foreign currency transactions                          (2,679,549)
  Net unrealized appreciation on investment and foreign currency transactions                            15,214,244
                                                                                                     --------------
TOTAL NET ASSETS                                                                                     $  120,649,807
                                                                                                     --------------
                                                                                                     --------------
NET ASSET VALUE PER SHARE                                                                                  $  11.32
($120,649,807/10,655,768 shares of beneficial interest outstanding)                                  --------------
                                                                                                     --------------

See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                            STATEMENT OF ASSETS AND LIABILITIES
                                                                 APRIL 30, 1997


INVESTMENT INCOME
  Interest income                                                                                    $  249,147
  Dividend income                                                                                     2,110,241
  Foreign taxes withheld                                                                               (223,113)
                                                                                                   ------------
     TOTAL INVESTMENT INCOME                                                                          2,136,275
                                                                                                   ------------
EXPENSES
  Management fee (Note C)                                                                               786,120
  Custodian fee                                                                                         171,551
  Administration fee (Note C)                                                                            91,658
  Audit fee                                                                                              24,229
  Legal fees                                                                                              5,668
  Transfer agent fee                                                                                      7,211
  Trustees fees (Note C)                                                                                  4,470
  Amortization of deferred organization expenses                                                          2,547
  Miscellaneous expenses                                                                                 19,603
                                                                                                   ------------
     TOTAL EXPENSES                                                                                   1,113,057
                                                                                                   ------------
NET INVESTMENT INCOME                                                                                 1,023,218
                                                                                                   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY
  Net realized loss on investments                                                                   (1,528,624)
  Net realized gain on foreign currency transactions                                                  1,413,982
  Net increase in unrealized appreciation on:
     Investments (net of foreign taxes of ($19,986))                                                  3,356,168
     Foreign currency transactions                                                                      246,156
                                                                                                   ------------
NET GAIN ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS                                             3,487,682
                                                                                                   ------------
NET INCREASE IN NET ASSETS FROM OPERATIONS                                                         $  4,510,900
                                                                                                   ------------
                                                                                                   -----------


See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                             STATEMENT OF CHANGES IN NET ASSETS



                                                                                 YEAR                     YEAR
                                                                                ENDED                     ENDED
                                                                           APRIL 30, 1997            APRIL 30, 1996
                                                                           --------------            --------------
NET ASSETS at beginning of period                                          $  108,295,237             $  72,660,677
                                                                           --------------             -------------
INCREASE IN NET ASSETS FROM OPERATIONS:
   Net investment income                                                        1,023,218                 1,369,618
   Net realized gain (loss) on investment transactions                         (1,528,624)                  926,246
   Net realized gain on foreign currency transactions                           1,413,982                 1,832,315
   Net unrealized appreciation (depreciation) on :
         Investments                                                            3,356,168                10,906,825
         Foreign currency transactions                                            246,156                  (549,779)
                                                                           -------------              -------------
   Net increase in net assets from operations                                   4,510,900                14,485,225
                                                                           -------------              -------------
DISTRIBUTIONS TO SHAREHOLDERS FROM:
   Net investment income                                                       (2,359,811)               (1,479,010)
   In excess of net investment income                                          (1,311,086)                 (207,129)
                                                                           -------------              -------------
   Total distributions                                                         (3,670,897)               (1,686,139)
                                                                           -------------              -------------
CAPITAL SHARE TRANSACTIONS:
   Net proceeds from sales of shares                                            9,813,416                28,787,468
   Reinvestment of dividends and distributions to shareholders                  3,268,114                 1,474,045
   Cost of shares repurchased                                                  (1,637,958)               (7,701,317)
   Paid in capital from subscription and redemption fees                           70,995                   275,278
                                                                           -------------              -------------
   Total increase in net assets from capital share transactions                11,514,567                22,835,474
                                                                           -------------              -------------
NET INCREASE IN NET ASSETS                                                     12,354,570                35,634,560
                                                                           -------------              -------------
NET ASSETS at end of period (includes undistributed net investment         $  120,649,807            $  108,295,237
                                                                           -------------              -------------
                                                                           -------------              -------------
   income of $464,481 and $1,336,593, respectively)
OTHER INFORMATION:
CAPITAL SHARE TRANSACTIONS:
   Shares sold                                                                    880,191                 2,869,376
   Shares issued in reinvestment of distributions to shareholders                 294,425                   141,057
   Less shares repurchased                                                       (146,937)                 (752,658)
                                                                           -------------              -------------
   Net share transactions                                                       1,027,679                 2,257,775
                                                                           -------------              -------------
                                                                           -------------              -------------


See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                           FINANCIAL HIGHLIGHTS
                                         FOR A SHARE OUTSTANDING FOR THE PERIOD




                                                                           YEAR                YEAR               JULY 1, 1994 *
                                                                          ENDED                ENDED                 THROUGH
                                                                         APRIL 30, 1997       APRIL 30, 1996        APRIL 30, 1995
                                                                         --------------       --------------        ---------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                      $  11.250            $  9.860             $  10.000

Net investment income                                                         0.134               0.314                 0.055
Net realized and unrealized gain(loss) on investment
  and foreign currency transactions                                           0.286               1.239                (0.323)
                                                                          ---------            --------             ----------
Total from investment operations                                              0.420               1.553                (0.268)
                                                                          ---------            --------             ----------
Less distributions:
  Net investment income                                                      (0.229)             (0.167)                0.000
  In excess of net investment income                                         (0.127)             (0.023)                0.000
                                                                          ---------            --------             ----------
Total distributions                                                          (0.356)             (0.190)                0.000
                                                                          ---------            --------             ----------
Paid in capital from subscription and redemption fees (Note B)                0.006               0.027                 0.128
                                                                          ---------            --------             ----------

Net asset value, end of period                                            $  11.320           $  11.250              $  9.860
                                                                          ---------            --------             ----------
                                                                          ---------            --------             ----------

TOTAL INVESTMENT RETURN (1)                                                   3.85%              16.17%                (1.40)%(2)

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period                                            $  120,649,807      $  108,295,237         $  72,660,677
Operating expenses, net, to average net assets (Note C)                       0.98%               1.00%                 1.00%(3)
Operating expenses, gross, to average net assets (Note C)                     0.98%               1.05%                 1.37%(3)
Net investment income to average net assets                                   0.90%               1.46%                 1.32%(3)
Portfolio turnover rate                                                         49%                37%                    39%
Average commission rate per share (4)                                     $  0.0191          $  0.0285                    N/A
Per share amount of fees waived (Note C)                                   $  0.000           $  0.012               $  0.015

----------------------------------------------------------------------------------------------------------------------------------


*    Commencement of investment operations.
(1) Total return at net asset value assuming all distributions reinvested and no purchase premiums or redemption fees.
     Total return would have been lower had certain expenses not been waived.
(2)  Periods less than one year are not annualized.
(3)  Annualized.
(4) The average commission rate paid is applicable for Funds that invest greater than 10% of average net assets in equity transactions on which commissions are charged. This disclosure is required for fiscal periods beginning on or after September 1, 1995.

See notes to financial statements.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                                  NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION
Martin Currie Business Trust ("MCBT") (the "Trust") is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust on May 20, 1994. The Trust offers six funds which have differing investment objectives and policies: Global Growth Fund, Opportunistic EAFE Fund, Global Emerging Markets Fund, Japan Small Companies Fund, Emerging Americas Fund and Emerging Asia Fund, (the "Funds"). The MCBT Opportunistic EAFE Fund (the "Fund") commenced investment operations on July 1, 1994. The Fund's Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest, without par value.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

VALUATION OF INVESTMENTS - The Fund's portfolio securities traded on a securities exchange are valued at the last quoted sale price, or, if no sale occurs, at the mean of the most recent quoted bid and asked prices. Unlisted securities for which market quotations are readily available are valued at the mean of the most recent quoted bid and asked prices. Prices for securities which are primarily traded in foreign markets are furnished by quotation services expressed in the local currency's value and are translated into U.S. dollars at the current rate of exchange. Short-term securities and debt securities with a remaining maturity of 60 days or less are valued at their amortized cost. Options and futures contracts are valued at the last sale price on the market where such options or futures contract is principally traded. Options traded over-the-counter are valued based upon prices provided by market makers in such securities or dealers in such currencies. Securities for which current market quotations are unavailable or for which quotations are not deemed by the investment adviser to be representative of market values are valued at fair value as determined in good faith by the Trustees of the Fund, or by persons acting pursuant to procedures established by the Trustees.

REPURCHASE AGREEMENTS - In connection with transactions in repurchase agreements, the Fund's custodian takes possession of the underlying collateral securities, the value or market price of which is at least equal to the principal amount, including interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS - Investment security transactions are recorded on the date of purchase or sale. Realized gains and losses from security transactions are determined on the basis of identified cost.

INVESTMENT INCOME - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

FOREIGN CURRENCY TRANSLATIONS - The records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at a current rate of exchange of such currency to determine the value of investments, other assets and liabilities on the date of any determination of net asset value of the Fund. Purchases and sales of securities and income and expenses are converted at the prevailing rate of exchange on the respective dates of such transactions.

The Fund may realize currency gains or losses between the trade and settlement dates on security transactions. To minimize such currency gains or losses, the Fund may enter into forward foreign currency contracts.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

FOREIGN CURRENCY TRANSLATIONS (CONTINUED) - The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Fund on each day and the resulting net unrealized appreciation, depreciation and related net receivable or payable amounts are determined by using forward currency exchange rates supplied by a quotation service.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, and are included with the net realized and unrealized gain or loss on investment securities.

FORWARD FOREIGN CURRENCY CONTRACTS - A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

EXPENSES - Expenses directly attributable to the Fund are charged to the Fund. Expenses not directly attributable to a Fund are either split evenly among the affected Funds, allocated on the basis of relative average net assets, or otherwise allocated among the Funds as the Board of Trustees may direct or approve. Certain costs incurred in connection with the organization of the Trust and each Fund have been deferred and are being amortized on a straight line basis over a five year period starting on each Fund's commencement of operations.

DISTRIBUTIONS TO SHAREHOLDERS - The Fund declares and distributes dividends from net investment income, if any, and distributes its net realized capital gains, if any, at least annually. All distributions will be reinvested in shares of the Fund at the net asset value unless the shareholder elects in the subscription agreement to receive cash. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for passive foreign investment companies (PFIC's), foreign currency transactions, losses deferred due to wash sales, post October 31 losses and excise tax regulations. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid-in-capital. Distributions are recorded on the ex-dividend date.

PURCHASES AND REDEMPTIONS OF FUND SHARES - There is a purchase premium for cash investments into the Fund of 0.75% of the amount invested and a redemption fee on cash redemptions of 0.75% of the amount redeemed. All purchase premiums and redemption fees are paid to and retained by the Fund and are recorded as paid-in-capital by the Fund. These fees are intended to offset brokerage and transaction costs arising in connection with the purchase and redemption. The purchase and redemption fees may be waived by the Manager, however, if these brokerage and transaction costs are minimal or in other circumstances at the Manager's discretion. For the year ended April 30, 1997, $64,736 was collected in purchase premiums and $6,259 was collected in redemption fees.

INCOME TAXES - Each Fund of the Trust is treated as a separate entity for U.S. federal income tax purposes. Each Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that they distribute substantially all of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing substantially all of their net investment income, capital gains and certain other amounts, if any, during the calendar year, the Funds will not be subject to a federal excise tax. As of April 30, 1997 the Fund has a realized capital loss carryforward, for Federal income tax purposes, of $1,249,504 ($31,328 expires April 30, 2003, $588,988 expires April 30, 2004,
$629,188 expires April 30, 2005), available to be used to offset future realized capital gains. As of April 30, 1997 the Fund has elected for Federal income tax purposes to defer a $1,327,267 current year post October 31 loss as though the loss was incurred on the first day of the next fiscal year.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

INCOME TAXES (CONTINUTED) - The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

The Fund intends to make an election under Internal Revenue Code Section 853 to pass through foreign taxes paid by the Fund to its shareholders. During the year ended April 30, 1997 the total amount of foreign taxes that will be passed through to the shareholders and the foreign source income for information reporting purposes will be $223,113 and $2,136,400, respectively.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses at the date of the financial statements. Actual results could differ from these estimates.


NOTE C - AGREEMENTS AND FEES
The Fund has entered into a Management Contract with Martin Currie Inc. (the "Investment Manager"), a wholly owned subsidiary of Martin Currie Ltd. Under the Management Contract, the Fund pays the Investment Manager a quarterly management fee at the annual rate of 0.70% of the Fund's average net assets.

The Investment Manager has voluntarily undertaken to reduce its fee until further notice to the extent necessary to limit the Fund's annual expenses (including the management fee but excluding brokerage commissions, transfer taxes, and extraordinary expenses) to 1.00% of the Fund's average net assets on an annualized basis. For the year ended April 30, 1997, it was not necessary for the Investment Manager to waive any of its fees.

State Street Bank and Trust Company (the "Administrator") serves as administrator of the Fund. The Administrator performs certain administrative services for the Fund. The Fund pays the Administrator a fee at the rate of 0.08% of the Fund's average net assets up to $125 million, 0.06% of the next $125 million, and 0.04% of those assets in excess of $250 million, subject to certain minimum requirements, plus certain out of pocket costs. State Street Bank and Trust Company also receives fees and compensation of expenses for certain custodian and transfer agent services.

Trustees of the Trust who are not interested persons receive aggregate annual fees of $20,000.


NOTE D - INVESTMENT TRANSACTIONS
Purchases and proceeds from sales and maturities of investments, excluding short-term securities for the year ended April 30, 1997 were $62,039,822 and $53,680,464, respectively.

The identified cost of investments in securities and repurchase agreements owned for federal income tax purposes and their respective gross unrealized appreciation and depreciation at April 30, 1997 were as follows:

            IDENTIFIED            GROSS UNREALIZED             NET UNREALIZED
               COST         APPRECIATION   (DEPRECIATION)       APPRECIATION
           ------------    -------------   --------------      ---------------
         $ 103,556,783     $ 19,146,841    $ (4,184,591)       $ 14,962,250


NOTE E - PRINCIPAL SHAREHOLDERS
As of April 30, 1997 there was one shareholder who owned greater than 10% of the Fund's outstanding shares, representing 13% of the Fund.

                                                   MCBT OPPORTUNISTIC EAFE FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F - CONCENTRATION OF RISK
The Fund will invest extensively in foreign securities (i.e., those which are not listed on a United States securities exchange). Investing in foreign securities involves risks not typically found in investing in U.S. markets. These include risks of adverse change in foreign economic, political, regulatory and other conditions, and changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments and capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities of some foreign companies and foreign securities markets are less liquid and at times more volatile than securities of comparable U.S. companies and U.S. securities markets.

                          REPORT OF INDEPENDENT ACCOUNTANTS






To the Trustees and Shareholders of the
Martin Currie Business Trust - Opportunistic EAFE Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Opportunistic EAFE Fund (the "Fund") at April 30, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 1997 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
June 17, 1997

                              MARTIN CURRIE BUSINESS TRUST


                               ------------------------



                                TRUSTEES  AND OFFICERS

                     C. James P. Dawnay, TRUSTEE AND PRESIDENT *
                               Simon D. Eccles, TRUSTEE
                            Patrick R. Wilmerding, TRUSTEE
                   W. Stewart Coghill, VICE PRESIDENT AND TREASURER
                           J. Grant Wilson, VICE PRESIDENT
                            Julian M.C. Livingston, CLERK

                                 * INTERESTED TRUSTEE
                                 --------------------



                                  INVESTMENT MANAGER

                                 Martin Currie, Inc.
                                    Saltire Court
                                  20 Castle Terrace
                                  Edinburgh EH1 2ES
                                       Scotland
                                 011-44-131-229-5252

                                  Regulated by IMRO

                      Registered Investment Adviser with the SEC
                                 -------------------



The information contained in this report is intended for general informational purposes only. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Private Placement Memorandum which contains important information concerning the Fund and its current offering of shares.